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04012115

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Valgold Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 3339 FISCAL YEAR 7-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE: 1/15/04

82-3339

04 JAN 15 PM 7:21

AR/S
7-31-03

VALGOLD RESOURCES LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED JULY 31, 2003

as at December 18, 2003

TABLE OF CONTENTS

TECHNICAL GLOSSARY

In this Annual Information Form the following terms have the meanings set out below:

Glossary of Mining Terms

Ag - Chemical symbol for the metallic element silver.

Au - Chemical symbol for the metallic element gold.

Alteration - Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.

Batholitic - Of a large, deep-seated rock intrusion, usually granite, often forming the base of a mountain range, and uncovered only by erosion.

Bed - The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below; an ore deposit, parallel to the stratification, constituting a regular member of the series of formations, not an intrusion.

Bedding - Condition where planes divide sedimentary rocks of the same or different lithology.

Bedrock - Solid rock underlying surficial deposits.

Breccia - Rock fragmented into angular components.

Chalcopyrite - Copper iron sulphide mineral ($CuFeS_2$).

Cretaceous - A period of geological time ranging from approximately 135 million to 65 million years ago.

Diamond (Drill) Hole - A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.

Dip - The angle at which a stratum is inclined from the horizontal.

Displacement - Relative movement of rock on opposite side of a fault; also known as dislocation.

EM - Electromagnetic.

Eocene - Part of the early Tertiary period, 60-40 million years ago.

Fault - A fracture in a rock along which there has been relative movement either vertically or horizontally.

Feldspar - A group of common aluminosilicate minerals.

Feasibility study - Engineering study to determine if a mineral property can be developed at a profit and methods to develop it.

Footwall - The mass of rock that lies beneath a fault, an orebody, or a mine working; the top of the rock stratum underlying a vein or bed of ore.

G/t - Grams per tonne.

Gangue - Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Geochemical Survey - A measure of the abundance of different elements in rock, soil, water etc.

Geochemistry - Study of variation of chemical elements in rocks or soil.

Gneiss - A foliated metamorphic rock characterized by alternating bands of light and dark minerals.

Gouge - Soft, pulverized mixture of rock and mineral material found along shear (fault) zones and produced by the differential movement across the plane of slippage.

Grab Sampling - A random, possibly hurried, sample of mineralized ground with no statistical validity, taken simply to check the type of mineralization.

Grade - The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing.

Graphite - Very common mineral, soft native carbon, occurring in black to dark-grey foliated masses, with metallic lustre and greasy feel.

Grid - A network of evenly spaced horizontal and vertical bars or lines, especially one for locating points when placed over a map or chart.

Hanging wall - The rock mass above a fault plane, vein, lode, orebody, or other structure, the underside of the country rock overlying a vein or bed of ore.

Hectare - A measurement of area equal to a square of 100 metres in length on each side (10,000 square metres.

Intrusive - Said of an igneous rock, which invades older, rocks.

Jurassic - A period of geological time extending from 195 million to 135 million years ago.

Lime - A white substance, calcium oxide (CaO), obtained by the action of heat on limestone, shells and other materials containing calcium carbonate.

Limestone - Rock consisting mainly of calcium carbonate, often composed of the organic remains of sea animals (mollusks, coral, etc.) and used as building stone.

Limonite - A native hydrous ferric oxide of variable composition that is a major ore of iron.

Lode - A tabular or vein-like deposit of valuable mineral between well defined walls of country rock.

Meta-intrusive - An intrusive rock that has been metamorphosed.

Metamorphosed/Metamorphic - A rock that has been altered by physical and chemical processes including heat, pressure and fluids.

Metasediment - A sedimentary rock which shows evidence of having been subjected to metamorphism.

Mica - Any member of a group of minerals, hydrous disilicates of aluminium with other bases, chiefly potassium, magnesium, iron and lithium, that separates readily into thin, tough, often transparent, and usually elastic laminae.

Mineralization - The concentration of metals and their chemical compounds within a body of rock.

Miocene - Part of the late Tertiary period, 25-11 million years ago.

Net Smelter Return (Royalty) - A royalty based on the actual metal sale price received less the cost of refining at an off-site refinery.

Offset - The horizontal displacement component in a fault, measured parallel to the strike of the fault.

Ore - Rock containing mineral(s) or metals, which can be economically extracted.

Orebody - A solid and fairly continuous mass of ore.

Outcrop - An exposure of bedrock at the surface.

Paleocene - Relating to the earliest epoch in the Tertiary period.

Pb - Chemical symbol for the metallic element lead.

PGE – Platinum Group Elements; includes platinum, palladium, rhodium, ruthenium and iridium.

Porphyry - A rock consisting of feldspar crystals embedded in a compact dark red or purple groundmass.

PPB - Part Per Billion.

PPM - Part Per Million.

Pt – Chemical symbol for the metallic element platinum.

Pyrite - Iron sulphide (FeS_2).

Pyrrhotite - A magnetic iron sulphide material.

Quartz - A mineral composed of silicon dioxide.

Quartzite - A silica-rich metamorphic rock formed from sandstone.

Reconnaissance - A general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.

Rotary Drilling - The chief method of drilling deep wells, especially for oil and gas. A hard-toothed bit rotates at the bottom of a drill pipe, grinding a hole into the rock. Lubrication is provided by continuously circulating drilling fluid, which brings the well cuttings to the surface.

Schist - A strongly foliated metamorphic rock.

Sediment - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically participated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Shear - To move as to create a planar zone of deformed rock.

Siliceous - Said of a rock rich in silica.

Soil Sampling - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sulphide - A group of minerals in which one or more metals are found in combination with sulphur.

Tertiary - Geological period (part of the Cenozoic Era) from 65 million - 1.8 million years ago.

Tonne - Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.

Trenching - The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.

Vein - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Workings - A part of a mine, quarry, etc., where work is or has been done.

Zn - Chemical symbol for the metallic element zinc.

2.CORPORATE STRUCTURE

2.1 Name and Incorporation

ValGold Resources Ltd. ("ValGold" or the "Company"), formerly Valerie Gold Resources Ltd. (effective March 27, 2003), was incorporated under the Company Act (British Columbia) on April 14, 1987, by registration of a memorandum and articles with the Registrar of Companies. Unless the context otherwise requires, references herein to the "Company" or "ValGold" include all the subsidiaries of the Company.

The registered and records offices and its head office and principal place of business are located at Suite 1400 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

2.2 Intercorporate Relationships

During fiscal 2003, ValGold had two wholly owned, direct and indirect subsidiaries, one in the Cayman Islands, Valerie Gold International (Cayman) Ltd., and one in Panama, Puma Minerals Ltd., S.A., to facilitate exploration in Ecuador. Puma Minerals Ltd., S.A. is in the process of dissolution. An inactive subsidiary, Valerie Gold Alaska Ltd. was dissolved during the year.

3 GENERAL DEVELOPMENT OF THE BUSINESS

ValGold is a natural resource company engaged in the business of acquiring, exploring and financing mineral resource properties, primarily precious and base metals.

3.1 Three Year History

Since its incorporation in 1987, ValGold has been in the business of acquiring and exploring mineral properties. Until January 2001 ValGold was principally engaged in attempting to locate deposits of precious and base metals on its Santa Barbara property in Ecuador, and in Mexico. Since that time, up to July 31, 2003, ValGold focused its exploration efforts in Canada and the United States.

In fiscal 2001, ValGold commenced an exploration program on several mineral properties in the provinces of Manitoba and Ontario in Canada and the State of Nevada in the United States. A reconnaissance program for additional properties was undertaken in northern Ontario. The properties held at the end of fiscal 2001 were all exploration stage properties and in fiscal 2002, after review of the exploration results, ValGold determined that the properties did not meet its long-term corporate objectives and the mineral property interests were written off.

In June 2002 ValGold optioned the Tower Mountain project in Northern Ontario. During 2003 ValGold concentrated the majority of its exploration activity on the Tower Mountain project. Since that time ValGold's geologists have been reviewing the work of previous operators, remodelling the geological setting and conducting drill programs in fiscal 2002 and fiscal 2003. A program completed in the fall and winter of 2002 included trenching, detailed mapping and sampling, and drilling to a total of 1,000 meters in five holes. A drill program of seven holes totalling approximately 1,500 metres was completed in November and December 2003, with results to be released in January 2004.

ValGold also staked claims in the Thompson Nickel Belt in Manitoba, and renegotiated with the vendors of the Concession 229 property which had been written off in fiscal 2002. Review of the geophysical and drilling programs completed in its diamond exploration program caused ValGold to review the potential for nickel, copper and platinum group elements ("PGE"). ValGold also entered into an agreement on the Big Claims which are contiguous to the staked claims acquired in fiscal 2003.

During fiscal 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario.

Subsequent to July 31, 2003, ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada.

Subsequent to July 31, 2003, ValGold also entered into an agreement with the town of Jinzhuang in China for the gold bearing mine tailings of the Jinzhuang mining area. The tailings are located at three sites and are the product of over four hundred years of gold mining that dates back to the Ching Dynasty. The local Chinese gold authority estimates that there is approximately 10 million cubic meters of tailings in the three areas.

ValGold does not have any mineral properties on which commercial mining operations presently exist. ValGold is currently conducting property investigations on possible mineral property acquisitions, is conducting exploration programs on its current holdings and is continuing to review other business opportunities.

3.2 Significant Acquisitions and Significant Dispositions

The following are the particulars of material acquisitions and dispositions during the past year. None of these transactions were with insiders, associates of affiliates of the Company except as otherwise noted. ValGold made no significant acquisitions, as that term is defined under applicable securities rules, during the past year.

Tower Mountain Project, Ontario

Tower Mountain Property

During fiscal 2002, the Company entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. The Company may earn its interest by making cash payments of $220,000 ($40,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

Bateman Lake Property

The Company has entered into an option agreement to acquire a 100% interest in the Bateman Lake Property (36 units), located to the west side of the Tower Mountain claims. The option agreement requires total payments to the optionors of $40,000 in cash ($ nil paid) over three years and the issuance of 160,000 common shares (40,000 issued) over three years, and completion of $500,000 in work on the property over three years. Upon fulfilling the above obligations, the Company will hold a 100% interest in the property subject to a 2.5% NSR to the optionors where the Company shall have the right to purchase 1.5% of the NSR for $1,000,000 at any time up to commencement of commercial production, and subject to an annual pre-production royalty, commencing on the 48th month following regulatory approval of the agreement and ending upon the commencement of commercial production, of $10,000 or $10,000 worth of the Company's common shares to be valued by averaging the Company's common share closing price on the TSX Venture Exchange over the 20-day trading period immediately preceding the applicable payment date. The form of compensation payment to be made will be at the Company's sole discretion.

Parcels 5172 and 5795

The Company has entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, comprising part of Lot 8, Concession 7 and Lot 10, Concession 7, respectively, in the Township of Conmee, Ontario (the "Parcels"). The agreement allows the Company to obtain a 100% interest in and to the Parcels by issuing 70,000 common shares (10,000 issued) over a 48-month period. Upon fulfilling the above obligations, the Company will own the Parcels subject only to a 2.5% NSR. The Company has the right to reduce the NSR to 1.0% by payments totalling $1,500,000 to the optionor at any time up to commencement of production.

The 2003/2004 exploration program has commenced on the Tower Mountain project in the Matawin gold belt of northwestern Ontario. Seven diamond-drill holes totalling approximately 1,500 meters have been completed in November and December 2003. The drilling results may be announced in news releases in January 2004.

Eight areas of overburden stripping or trenching were completed prior to the drilling program. The trenches exposed the bedrock between the U and V showings and on-strike areas to the south west and along the original gold trend.

ValGold's qualified person for its Tower Mountain gold property is Mr. Thomas Pollock, P.Geol., who is supervising all of the fieldwork, sampling and diamond drilling.

Manitoba Nickel Properties, Manitoba

Concession 229, Manitoba

During fiscal 2002, the Company entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229, a 50,000-hectare concession located 50 kilometres east of Gillam, Manitoba. To earn its interest, the Company was to make total cash payments of $105,000 ($25,000 paid) and issue 200,000 common shares (100,000 issued) to the optionor over three years. In addition to the above, the Company was to incur exploration expenditures totalling $63,000 prior to November 28, 2002, and incur additional exploration expenditures of $250,000 prior to January 31, 2004. The Company was focusing on diamond exploration, and results from the diamond exploration program did not meet the Company's expectations. Accordingly, in fiscal 2002 the property was written down to a nominal carrying value of $1, for a total write-down of $149,408. Subsequently, the Company determined that Concession 229 could have the potential for base metal exploration and as a result, the payments due on the property in fiscal 2003 of 50,000 common shares and a cash payment of $15,000 were made on the property to maintain the option in good standing.

Big Claims

The Company has entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The option allows the Company to obtain a 70% interest in the property by making total payments to the optionor of $60,000 in cash ($5,000 paid), and issuing 200,000 common shares (50,000 issued) over a 36-month period. Additionally, in order to maintain its option, the Company will be required to incur exploration expenditures on the property totalling $335,000, prior to December 11, 2005. Upon fulfilling the above obligations, the Company will hold a 70% interest in the property. The optionor will retain the remaining 30% ownership interest and a 3.0% NSR. The Company has the right to reduce the NSR to 1.5% by the payment of $1,000,000 to the optionor at any time up to commencement of commercial production. The agreement also includes a provision for a 70:30 Joint Venture ("JV") with the optionor for the further exploration and development of the property. The Company will be entitled to be the operator of the JV so long as its interest remains greater than 50%. If either party's interest drops to 10% due to its inability or election not to participate in exploration of the property, its interest shall convert to a 10% Net Profits Royalty ("NPR") provided that the other party shall have the right to reduce the NPR to 5% by the payment of $2,000,000 upon the commencement of commercial production. If the property is optioned to a third party, the interests of the Company and the optionor may be diluted on a pro-rated basis based on their 70:30 JV interest.

ValGold also staked claims in the Thompson Nickel Belt in Manitoba, and renegotiated with the vendors of the Concession 229 property. Review of the geophysical and drilling programs completed in its diamond exploration program caused ValGold to review the potential for nickel based on the geophysical data. ValGold also entered into an agreement on the Big Claims which are contiguous to the staked claims acquired in fiscal 2003.

Hunter Gold Mine, Ontario

During fiscal 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($ nil paid subsequent to July 31, 2003) and issue 325,000 common shares (55,000 issued subsequent to July 31, 2003) to the optionor over a five-year period. No payments were made or shares issued in fiscal 2003. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. In the Timmins Ontario gold camp, ValGold will commence drilling in January on the gold mineralization zone of the historic Hunter Mine project. The Hunter Mine project exploration program will include some 1,500 to 2,000 meters of core drilling in the first stage of work. At the Hunter Mine project, the primary gold zone had been intersected in seven drill holes at a depth of approximately 150m over a length of 285m, with an average cut gold grade of 10.3 grams per tonne (0.30 ounces per ton) across an average width of 1.3m. The high-grade assays for that determination were all cut to 1 oz/t gold.

Armstrong Property, Ontario

During fiscal 2001, the Company entered into an option agreement to acquire a 100% interest in 12 claims totalling 186 units located in Northern Ontario. The Company was entitled to earn its interest by making cash payments totalling $144,000 over three years ($18,000 paid) and issuing 250,000 common shares (25,000 issued) over a four-year period. Four tranches of 50,000 share purchase warrants were issued at prices from $0.33 to $0.80 to purchase a total of 200,000 common shares of the Company. The first tranche of 50,000 warrants at a price of $0.33 was to expire one year from regulatory approval, or December 7, 2002. Results from the exploration program did not meet the Company's expectations, and accordingly the properties were returned to the optionors and mineral property costs of $79,897 were written off in 2002. None of the warrants in the first tranche were exercised in fiscal 2003, all outstanding warrants were cancelled and the property was returned to the optionors.

Jinzhuang Project, Guangdong, China

Subsequent to July 31, 2003, ValGold also entered into an agreement with the town of Jinzhuang in China for the gold bearing mine tailings of the Jinzhuang mining area. The tailings are located at three sites and are the product of over four hundred years of gold mining that dates back to the Ching Dynasty. The local Chinese gold authority estimates that there is approximately 10 million cubic meters of tailings in the three areas.

The agreement gives ValGold the exclusive right to develop and use the tailings for a period of ten years. Terms of the agreement include consideration of RMB 100 thousand yuan (approximately Cdn$18,000) immediately and an additional RMB 100 thousand yuan upon commencement of commercial production to be paid to the town of Jinzhuang. During the processing of the tailings an additional fee is to be paid to the town in the amount of RMB 1.80 yuan per cubic meter (approximately Cdn$0.17 per tonne) of tailings processed. Once processed, ownership of the tailings reverts back to the town. The agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

Horseshoe Property, British Columbia

Subsequent to July 31, 2003, ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has agreed to make total cash payments of $32,000 ($7,000 paid subsequent to July 31, 2003) and issue 100,000 common shares (30,000 issued subsequent to July 31, 2003) to the optionor over a 24-month period from the date of regulatory approval. In addition to the above, the Company must also complete exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production.

3.3 Trends

Management does not presently know of any trend, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Company's business, financial condition or result of operations.

4 NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

All of ValGold's properties are early stage exploration properties and are not the subject of technical reports by independent qualified persons. Information contained in this Annual Information Form that is of a scientific or technical nature has been prepared by or under the supervision of Mr. Arthur G. Troup, P.Eng. who is a "qualified person" as the term is defined in National Instrument 43-101.

ValGold does not directly employ any personnel. ValGold conducts exploration activities through LMC Management Services Ltd, whose employees and consultants supervise and carry out the day-to-day business of the Company. – See "Management Agreement" under subsection 8.5.

ValGold explores for minerals and in fiscal 2003 concentrated its efforts in Canada. Prior to this ValGold explored for minerals in the United States, Mexico and Ecuador. Currently, ValGold has interests in several properties in the early exploration stage. No definitive ore reserves have yet been identified on any of the properties and ValGold is continually evaluating the results from the current exploration programs underway and analyzing mineral properties for possible joint venture or acquisition.

ValGold presently has interests in several mining properties, details of which are described in Section 3.2 – Significant Acquisitions and Dispositions.

During the year ended July 31, 2003, 660,000 options were granted to directors, officers, consultants and employees at an option price of $0.25. ValGold completed a flow-through financing of 1,178,095 units at $0.21 per unit, for net proceeds of $190,387. Subsequent to the year ended July 31, 2003, 1,000,000 options were granted to directors, officers, consultants and employees at an option price of $0.64, expiring November 14, 2013.

Subsequent to July 31, 2003, the Company completed a non-brokered private placement for 1,571,000 flow-through units at $0.35 per unit for gross proceeds of $549,850. Each unit is comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole non-flow-through share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.40 for a period of 12 months from the date of closing of the private placement. The Company issued finder's fees to arm's length finders of 7.5% of the gross proceeds raised in the Offering and 149,900 non-transferable finder's fees warrants at a price of $0.40 per share.

A non-brokered private placement of 2,099,500 units at $0.305 per unit for gross proceeds of $624,335 was also completed subsequent to July 31, 2003. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable to acquire one additional common share at an exercise price of $0.40 per share for a period of 24 months from the date of closing. Finder's fees of 7% to 7.5% were paid in cash and units. Also, 129,700 non-transferable compensation warrants were issued, equal to 10% of the total number of units placed by certain agents, entitling the holder to purchase one additional common share at an exercise price of $0.40 for a period of two years were issued.

ValGold has no long-term debt outstanding.

Investment in Northern Orion Resources Inc.. (formerly Northern Orion Explorations Ltd.)

In May 2001, the Company purchased a total of 1,000,000 units in Northern Orion Resources Inc. ("Northern Orion"), by way of a private placement. Each unit consisted of one common share and one warrant to purchase an additional common share at a price of $1.75 per share in the first year and $2.00 per share in the second year, expiring on April 27, 2003. The acquired common shares were valued at the prevailing market price at the time of acquisition of $1,100,000 and the remaining balance of the purchase price, or $400,000, was ascribed to the warrants. The expiry date of the warrants was extended to December 31, 2003.

In fiscal 2002 ValGold completed a private placement with Northern Orion of 833,333 common shares priced at $0.60 per share. In addition, ValGold received 50,000 share purchase warrants, each warrant entitling ValGold to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0. 75. The placement was non-brokered. The acquired common shares were valued at the prevailing market price at the time of acquisition of $462,661 and the remaining balance of the purchase price, or $37,339, was ascribed to the warrants.

During the year ended July 31, 2003, ValGold received a non-refundable payment of $200,000 for an option over the purchase of one million of the common shares that the Company holds of Northern Orion.

At July 31, 2003, this payment has been recorded as deferred income. Subsequent to July 31, 2003, the optionor completed its purchase of 1,000,000 common shares of Northern Orion for total proceeds of $2,700,000. In addition, the Company exercised 1,000,000 warrants at a price of $2.00 per common share and subsequently sold the common shares acquired for proceeds of $2,600,000.

At December 18, 2003, ValGold holds 833,333 common shares of Northern Orion, and 50,000 share purchase warrants, exercisable at $0.75 until March 8, 2004. The closing market price of these shares at December 18, 2003, is $3.10.

Risks and Uncertainties

The following risk factors, while not exhaustive, may apply to the Company due to the nature of its business:

Financing Risks

ValGold has no revenue other than interest income. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of ValGold's exploration properties in that time frame. All of ValGold's short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. ValGold believes it has sufficient capital to fund forecasted levels of operations for at least the next two years. However, actual funding may vary from that planned due to a number of factors, the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent ValGold from receiving additional external financing if required, it would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Foreign Countries: Currency Fluctuations and Regulatory Requirements

ValGold's principal areas of activity in fiscal 2000 were Ecuador and Mexico, which have different cultural, economic and political environments to that of Canada and the United States, the locations of ValGold's exploration focus in fiscal 2001and fiscal 2002. In the past, instability in the Ecuadorian and Mexican currencies subjected the Company to some degree of foreign currency risk. The Company minimized this risk by maintaining most of its cash in Canadian and United States dollars outside of Ecuador and Mexico. Subsequent to July 31, 2003, the Company has entered into an exploration program related to tailings deposits in China. Foreign currency risk in China will be minimized by maintaining most of its cash in Canadian and United States dollars outside of China.

Exploration and Mining Risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of ValGold's properties has a known body of commercial ore. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides fires, explosions, flooding and earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and ValGold may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of its securities.

Metal Prices, Environmental and other Regulatory Requirements

The economics of developing gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metals markets, costs of processing equipment and factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. ValGold has a history of losses and it has no producing mines at this time.

The operations of ValGold will require licenses and permits from various governmental authorities. There can be no assurance that ValGold will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at any of its mineral properties.

Factors beyond the control of ValGold may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond ValGold's control, including international economic and political trends, acts of terrorism, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

ValGold's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Title Matters

Although ValGold obtains legal opinions with respect to title to its properties, there is no guarantee that title to such properties will not be challenged or impugned. ValGold's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Competition

The mining industry is intensely competitive in all its phases. ValGold competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Personnel

ValGold has relied on and may continue to rely upon consultants and others for exploration and development expertise.

5 SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information Form

Five Year Comparative Data

The following table sets out selected financial information for the last five completed financial years of the Company:

	2003 ($)	2002 ($)	2001 ($)	2000 ($)	1999 ($)
Interest and sundry income	27,397	102,767	397,740	416,559	667,880
Foreign exchange gains (losses)	(37,917)	10,442	38,558	(103,558)	(59,829)
Gain on sale of subsidiary	--	100,935	--	--	--
Total Revenue	27,397	214,144	397,740	416,559	667,880
Expenses					
Write-down of mineral properties	4,890	1,267,927	3,646,682	483,244	1,618,005
Total Expenses	710,132	2,790,957	5,137,383	2,267,275	3,509,936
Loss for the year	682,735	2,576,813	4,739,643	1,850,716	2,842,056
Loss per share	0.05	0.21	0.39	0.15	0.23
Loss per share fully diluted	0.05	0.21	0.33	0.13	0.21
Total Assets	3,970,406	4,216,785	6,765,254	11,759,483	13,322,882
Total Liabilities	250,256	46,321	127,277	392,613	109,696
Share Capital	32,225,232	31,995,345	31,886,045	31,875,295	31,870,895
Contributed Surplus	2,534	--	--	--	--
Deficit	28,507,616	27,824,881	25,248,068	20,508,425	18,657,709
Dividends declared	NIL	NIL	NIL	NIL	NIL

Two-Year Comparative Data by Quarter

The following table sets out selected financial information for the four quarters in fiscal 2003:

	Q4 ($)	Q3 ($)	Q2 ($)	Q1 ($)
Interest and sundry income	6,160	5,585	8,112	7,540
Foreign exchange gains (losses)	(5,489)	(27,219)	50	(5,259)
Total Revenue	6,160	5,585	8,112	7,540
Expenses				
Write-down of mineral properties	162	4,728	--	--
Total Expenses	207,055	198,875	172,206	153,233
Loss for the period	185,818	193,290	164,094	145,693
Total Assets	3,970,406	4,139,475	4,099,416	4,104,750
Total Liabilities	250,256	242,201	45,770	79,979
Share Capital	32,225,232	32,225,232	32,188,314	31,995,345
Contributed Surplus	2,534	--	--	--
Deficit	28,507,616	28,327,958	28,134,668	27,970,574

The following table sets out selected financial information for the four quarters in fiscal 2002:

	Q4 ($)	Q3 ($)	Q2 ($)	Q1 ($)
Interest and sundry income	(16,886)	9,091	57,030	53,532
Foreign exchange gains (losses)	3,169	(3,167)	(7,915)	18,355
Gain on sale of subsidiary	(7,572)	(23,147)	131,654	--
Total Revenue	(21,289)	(17,223)	180,769	71,887
Expenses				
Write-down of mineral properties	262,425	530,299	252,651	222,552
Total Expenses	535,165	797,412	950,970	507,410
Loss for the period	556,454	814,635	770,201	435,523
Total Assets	4,216,785	4,755,489	5,595,794	6,330,186
Total Liabilities	46,321	31,007	69,268	54,682
Share Capital	31,995,345	31,992,909	31,953,595	31,930,409
Deficit	27,824,881	27,268,427	26,453,792	25,683,591

5.2 Dividends

There are no restrictions that could prevent the Company from paying dividends, however, the Company has not paid any dividends on its common shares since incorporation and has no present intention of paying dividends as it anticipates that all available funds will be invested to finance the growth of the Company.

6 MANAGEMENT'S DISCUSSION AND ANALYSIS

6.1 Form 44-101F2 Disclosure

Management's Discussion and Analysis of Financial Conditions and Results of Operations for the year ended July 31, 2003, is filed via SEDAR on December 18, 2003, under BC Form 51-901F, and is incorporated herein by reference.

7 MARKET FOR SECURITIES

7.1 Market for Securities

The Company's common shares are listed and posted for trading on the TSX Venture Exchange under the symbol VAL.

8 DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for The Previous Five Years
Frank A. Lang, P. Eng. Chairman and Director West Vancouver, British Columbia Canada	November 26, 1990	Chairman of the Company, President of the Company to August 2002; Honorary Chairman of Aurizon Mines Ltd., Chairman of Sultan Minerals Inc. and Emgold Mining Corporation, President and Director Cream Minerals Ltd., Director and/or Officer of other natural resource companies.
Sargent H. Berner,[(1)(2)] LL.B, LL.M Director Vancouver, British Columbia, Canada	January 23, 1996	Partner of DuMoulin Black, Barristers & Solicitors
A. Darryl Drummond,[(1)(2)] Ph.D., P.Eng Director Vancouver, British Columbia Canada	November 3, 1998	Consulting Geological Engineer Director and/or officer of other natural resource companies
Shannon M. Ross, C.A., Chief Financial Officer and Corporate Secretary Burnaby, British Columbia Canada	January 4, 2000	Chief Financial Officer and Corporate Secretary of the Company since January 2000; Controller and Corporate Secretary, Dia Met Minerals Ltd., January to July 1999; Controller, Hunter Dickinson Group of companies, 1996 to 1999, Vice President, Corporate Affairs, Quartz Mountain Resources Ltd., January 1990 to present.
Arthur Troup, P.Eng., Vice President Exploration, West Vancouver British Columbia Canada	April 14, 1998	President and Chief Executive officer of Sultan Minerals Inc., Vice President, Exploration - Emgold Mining Corporation and Cream Minerals Ltd., Director and/or officer of other natural resource companies.

Name, Office Held and Municipality of Residence	Director Since	Principal Occupation for The Previous Five Years
William J. Witte,[2] P.Eng. Executive Vice President and Director West Vancouver, British Columbia Canada	October 27, 1998	Executive Vice President and Director of the Company, President and Director of Emgold Mining Corporation and Executive Vice President and Director of Cream Minerals Ltd. Independent businessman involved with real estate investments, and the evaluation, financing, development and operation of mineral exploration properties and mines.
Stephen J. Wilkinson, M.Sc., MBA President and Chief Executive Officer and Director North Vancouver, British Columbia Canada	July 18, 2001	President and Chief Executive Officer, Northern Orion Resources Inc., June 1999 to August 2002, Mining Analyst, Global Mining and Metals Group for RBC Dominion Securities Inc. August 1996 to April 1999
Andrew F. B. Milligan,[1] Director Vancouver, British Columbia Canada	December 16, 2002	Independent businessman; formerly President and Chief Executive Officer of Cornucopia Resources Ltd.; Chairman and Director, Stockscape.com Technologies Inc.

(1) Member of the audit committee.

(2) Member of the Corporate Governance Committee

There is no executive committee.

The directors of ValGold are elected and hold office until the next annual general meeting of the shareholders, unless any director resigns, is removed, or becomes disqualified earlier.

As at December 16, 2003, the directors and officers of ValGold, as a group, beneficially own, directly or indirectly, or exercise control or direction over 3,159,955 common shares or 17.93% of the voting common shares of the Company.

8.2 Corporate Cease Trade Orders or Bankruptcies

To the knowledge of Management, there have been no directors or officers of ValGold, or any shareholder holding a sufficient number of securities of ValGold to affect materially the control of ValGold, who is, or within the last 10 years before the date of this AIF, was a director or officer of any issuer which, while that person was acting in that capacity:

- was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or
- became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

To the knowledge of Management, there have been no directors or officers of ValGold, or any shareholder holding a sufficient number of securities of ValGold to affect materially the control of ValGold, that have:

- been subject to any penalties or sanctions imposed by any court relating to Canadian securities legislation or by any Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or
- been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.3 Personal Bankruptcies

To the knowledge of Management, there have been no directors or officers of ValGold, or any shareholder holding a sufficient number of securities of ValGold to affect materially the control of ValGold, or a personal holding company of any such person who or that has, within the last 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.4 Conflicts of Interest

Lang Mining Corporation ("Lang Mining") is a private company controlled by the Chairman of the Company. Pursuant to an agreement dated April 1997, Lang Mining was to provide management services at a rate of $5,000 per month, and provide office, administrative and geological services at cost plus 15%, until November 30, 2006. Effective July 2001, ValGold, in agreement with Lang Mining, discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. A fair value of $228,150 for the buyout of the remaining term of the management contract with Lang Mining was prepared by third party experts under the supervision of the independent directors of ValGold and was paid in fiscal 2002. From August 1, 2002, to December 31, 2002, Lang Mining was paid a management fee of $8,750 per month. Commencing January 1, 2003, $2,500 is being paid to Lang Mining for the services of the chairman of the Company. At July 31, 2003, there is no balance receivable from or payable to Lang Mining. During the year, $61,250 was paid for services provided.

Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by ValGold and other public companies. These services are made available at cost to the public entities sharing office space with the Company. Currently ValGold has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. During the year ended July 31, 2003, $358,551 in services was provided to ValGold.

ValGold's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which ValGold may participate, the directors of ValGold may have a conflict of interest in negotiating and conducting terms respecting the terms of such participation. In the event that such conflict of interest arises at a meeting of ValGold's directors, a director who has such a conflict is required to disclose such conflict and abstain from voting for or against the approval of such a participation or such terms.

To the knowledge of management there are no existing or potential conflicts of interest between ValGold, any subsidiary of ValGold and a director or officer of ValGold, except as disclosed herein.

9 ADDITIONAL INFORMATION

The information contained in this Annual Information Form is as at December 16, 2002, unless otherwise stated. The Company's management proxy circular for its annual general meeting of shareholders to be held on January 19, 2004, contains further information, including information relating to directors' and officers' remuneration, principal holders of voting securities, options to purchase securities and interest of insiders in material transactions. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year. The financial statements are filed via SEDAR on December 18, 2003, under Audited Annual Financial Statements and the Annual Report filed on Form 51-902F which was also filed via SEDAR on December 18, 2003. The applicable sections of those documents are incorporated herein by reference.

ValGold will provide to any person, upon written request to the Secretary of the Company, c/o ValGold Resources Ltd., Suite 1400, 570 Granville Street, Vancouver B.C. Canada V6C 3P1, copies of the following documents:

(i) One copy of the AIF of ValGold, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii) One copy of the comparative financial statements of ValGold for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of ValGold issued subsequent to the financial statements for its most recently completed financial year;

(iii) One copy of the information circular of ValGold in respect of its most recent annual meeting of the shareholders that involved the election of directors or one copy of any filing prepared in lieu of that information circular as appropriate; and

At any other time, one copy of any other documents referred to in paragraphs (i), (ii) and (iii) above, provided that ValGold may require the payment of a reasonable charge if a person who is not a security holder of ValGold makes the request.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
ValGold Resources Ltd.			October 31, 2003	2003 Dec 30
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.valgold.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"STEPHEN J. WILKINSON"	Stephen J. Wilkinson	2003 DEC 30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"WILLIAM J. WITTE"	William J. Witte	2003 DEC 30

VALGOLD RESOURCES LTD.

(an exploration stage company)
CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	October 31, 2003	July 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 1,855,651	$ 295,135
Temporary investments	646,609	759,881
Marketable securities	1,404,400	852,361
Due from related parties (Note 7)	79,906	126,129
Accounts receivable and prepaids	62,118	77,224
	4,048,684	2,110,730
Investments (Note 5)	1,405,065	1,361,504
Equipment	1,150	1,222
Mineral property interests (see schedule and Note 4)	665,698	496,950
	$ 6,120,597	$ 3,970,406
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 42,090	$ 50,256
Deferred gain	200,000	200,000
	242,090	250,256
Shareholders' equity		
Share capital (Note 6)	33,349,378	32,225,232
Contributed surplus	2,534	2,534
Deficit	(27,473,405)	(28,507,616)
	5,878,507	3,720,150
	$ 6,120,597	$ 3,970,406

Approved by the Board

/s/William J. Witte
William J. Witte
Director

/s/Stephen J. Wilkinson
Stephen J. Wilkinson
Director

VALGOLD RESOURCES LTD.

(an exploration stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - prepared by management)

	Three Months Ended October 31, 2003	Three Months Ended October 31, 2002
Expenses (Income)		
Depreciation	$ 72	$ 267
Foreign exchange	13,278	5,259
Legal, accounting and audit	9,947	4,659
Management fees	7,500	-
Office and administration	100,450	82,318
Property investigations	9,816	51,201
Shareholder communications	29,597	9,105
Travel and conferences	-	424
Write-down of mineral property interest	3	-
Gain on sale of investments	(1,199,100)	-
Interest and other income	(5,774)	(7,540)
	(1,034,211)	145,693
Earnings (loss) for the period	1,034,211	(145,693)
Deficit, beginning of period	(28,507,616)	(27,824,881)
Deficit, end of period	$ (27,473,405)	$ (27,970,574)
Earnings (loss) per share	$ 0.07	$ (0.01)
Weighted average number of common shares outstanding	14,865,604	12,540,607

VAL GOLD RESOURCES LTD.

(an exploration stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended October 31, 2003	Three Months Ended October 31, 2002
Cash provided by (used for)		
Operations		
Earnings (loss) for the period	$ 1,034,211	$ (145,693)
Items not involving cash		
Depreciation	72	267
Gain on sale of investments	(1,199,100)	-
Write-down of mineral property interest	3	-
	(164,814)	(145,426)
Changes in non-cash operating working capital		
Accounts receivable and prepaids	15,106	(9,353)
Due to/from related parties	46,223	4,392
Accounts payable and accrued liabilities	(8,166)	33,658
	(111,651)	(116,729)
Investments		
Mineral property interests:		
Acquisition costs	(7,324)	(247)
Exploration and development costs	(135,577)	(47,143)
Investments in securities	(2,000,000)	-
Proceeds from sale of investments	2,603,500	-
Temporary investments	113,272	185,724
	573,871	138,334
Financing		
Common shares issued for cash	1,098,296	-
Increase (decrease) in cash and cash equivalents during the period	1,560,516	21,605
Cash and cash equivalents, beginning of period	295,135	531,286
Cash and cash equivalents, end of period	$ 1,855,651	$ 552,891

1. Basis of presentation

The accompanying financial statements for the interim periods ended October 31, 2003 and 2002, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2003.

2. Nature of operations

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in North America and China.

Effective March 27, 2003, the Company changed its name from Valerie Gold Resources Ltd. to ValGold Resources Ltd. The name change was undertaken for corporate purposes and did not involve any change in the Company's capitalization.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

3. Change in accounting principles

Effective August 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The new standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method of accounting for fiscal years beginning on or after January 1, 2002. The standard also requires that all employee stock-based compensation plans be measured and recognized using a fair value based method of accounting for fiscal years beginning on or after January 1, 2004. Early adoption is encouraged by the standard.

The new recommendations have been applied prospectively to all stock-based payments to non-employees granted on or after August 1, 2002, and all stock-based payments to employees and directors granted on or after August 1, 2003.

4. Mineral property interests

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	October31, 2003 Total Costs	July 31, 2003 Total Costs
Tower Mountain	$ 74,966	$ 379,247	$ 454,213	$ 424,656
Manitoba Nickel	46,001	19,882	65,883	60,975
Horseshoe (a)	16,900	63,942	80,842	7,698
Hunter Gold Mine	15,950	3,618	19,568	3,618
Jinzhuang, China (Note 8(c))	--	45,192	45,192	--
Other Ontario (b)	--	--	--	3
	$ 153,817	$ 511,881	$ 665,698	$ 496,950

(a) Horseshoe Property, British Columbia

The Company has entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has agreed to make total cash payments of $32,000 ($7,000 paid) and to issue 100,000 common shares (30,000 issued) to the optionor over a 24-month period from the date of regulatory approval. In addition to the above, the Company must also complete exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production.

(b) Armstrong Property, Ontario

Results from exploration on these properties did not meet the Company's expectations, and accordingly the properties were returned to the optionors.

5. Investments

	Number of Shares	Net Book Value October 31, 2003	Market Value October 31, 2003
Emgold Mining Corporation	400,000	$ 40,000	$ 360,000
Sultan Minerals Inc	665,000	99,750	146,300
Cream Minerals Ltd.	135,000	25,650	67,500
Manhattan Minerals Corp.	50,000	48,464	59,000
LMC Management Services Ltd.	1	1	1
Northern Orion Resources Ltd.			
Shares	833,333	1,170,374	2,333,332
Warrants	50,000	20,826	--
		$ 1,405,065	$ 2,966,133

6. Share capital

Authorized

100,000,000 common shares without par value

Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2001	12,210,607	$ 31,886,045
Shares issued for mineral property interests	250,000	80,500
Shares issued for finders' fees	80,000	28,800
Balance, July 31, 2002	12,540,607	31,995,345
Shares issued for mineral property interests	150,000	39,500
Private placement – flow-through, less share issue costs	1,178,095	190,387
Balance, July 31, 2003	13,868,702	32,225,232
Shares issued for mineral property interests	85,000	25,850
Private placement – less share issue costs	2,099,500	591,045
Private placement – flow-through, less share issue costs	1,571,000	507,251
Balance, October 31, 2003	17,624,202	$ 33,349,378

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 2,412,000 stock options. In addition, options may be issued in exchange for goods or services. An increase in the number of stock options available under that plan has been increased to 3,524,840, subject to approval by shareholders at the Company's Annual General Meeting to be held in January 2004.

A summary of the changes in stock options is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2002	1,925,000	$0.43
Granted	660,000	$0.25
Cancelled	(285,000)	$0.43
Balance, July 31, 2003, and October 31, 2003	2,300,000	$0.38

7. Related party transactions and balances

The following is a summary of the related party transactions for the three-month periods ended October 31, and the related party balances at October 31, 2003, and July 31, 2003:

Services provided by:	Three months ended October 31, 2003	Three months ended October 31, 2002
Lang Mining Corporation (a)		
Management fees	$ 7,500	$ 26,250
LMC Management Services Ltd. (b)		
Services provided	123,181	78,118

Balances receivable from (payable to) (c):	October 31, 2003	July 31, 2003
LMC Management Services Ltd. (b)	74,004	124,457
Cream Minerals Ltd.	649	650
Directors	5,253	--
Legal fees	--	1,022
	$ 79,906	$ 126,129

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company. Commencing January 1, 2003, $2,500 is being paid to Lang Mining for the services of the chairman of the Company.

(b) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

(c) Balances receivable from related parties are non-interest bearing and are due on demand. Balances receivable from directors relate to funds advanced for travel expenditures.

8. Subsequent events

Subsequent to October 31, 2003:

(a) the Company granted 1,000,000 stock options to directors, officers and employees at a price of $0.64, expiring on November 14, 2013.

(b) the Company completed the sale of 1,000,000 common shares of Northern Orion Resources Inc. (formerly Northern Orion Explorations Ltd.) which were held under option. At October 31, 2003, these shares have been segregated on the balance sheet as Marketable Securities. The optionor has paid $200,000 for the right to purchase 1,000,000 shares at a price of $2.50. The option proceeds are the sole component of deferred revenue at October 31, 2003. The deferred revenue was taken into income when the option was exercised. Total proceeds of the sale were $2,500,000 on exercise of the option, and $200,000 for the purchase of the option. The market value of these shares at July 31, 2003 was $1,540,000, and at October 31, 2003 was $2,800,000.

8. Subsequent events (continued)

(c) the Company signed an agreement with the town of Jinzhuang, in Guangdong province, China. This agreement gives the Company exclusive right to develop and use the tailings of the Jinzhuang mining area for 10 years, in exchange for a payment of approximately $18,000 immediately, and $18,000 on commencement of commercial production. Production will also be subject to a royalty of approximately $0.17 per tonne of tailings processed. This agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

(d) the Company completed a non-brokered private placement of 700,000 flow-through units at a price of $0.60 per unit for total proceeds of approximately $420,000, excluding financing costs. Each unit consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant. Each whole warrant is exercisable at a price of $0.70 for one common share until December 18, 2004. Finders warrants equal to 10% of the total number of units purchased by their found placees and finders' fees of 7.5% of the gross proceeds were paid to two financial institutions.

VALGOLD RESOURCES LTD.

(an exploration stage company)
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS
(Unaudited - prepared by management)

	Three Months Ended October 31 2003	Twelve Months Ended July 31 2003
Tower Mountain, Ont.		
Acquisition costs		
Balance, beginning of period	$ 74,642	$ 18,286
Incurred during the period	324	56,356
Balance, end of period	74,966	74,642
Exploration and development costs		
Assays and analysis	147	25,354
Drilling	-	107,752
Geological	16,386	156,306
Site activities	6,917	3,299
Travel and accommodation	5,783	36,532
Incurred during the period	29,233	329,243
Balance, beginning of period	350,014	20,771
Balance, end of period	379,247	350,014
	454,213	424,656
Hunter Mine, Ont.		
Acquisition costs		
Balance, beginning of period	-	-
Incurred during the period and balance, end of period	15,950	-
Balance, end of period	15,950	-
Exploration and development costs		
Geological	-	1,680
Travel and accommodation	-	1,938
Incurred during the period and balance, end of period	-	3,618
Balance, beginning of period	3,618	-
Balance, end of period	3,618	3,618
	19,568	3,618
Quetico et al, Ont.		
Acquisition costs		
Balance, beginning of period	3	3
Incurred during the period	-	-
Write-down of mineral property interest	(3)	-
Balance, end of period	-	3
Exploration and development costs		
Geological	-	2,917
Incurred during the period	-	2,917
Balance, beginning of period	-	-
Balance, end of period	-	2,917
Write down of mineral property	-	(2,917)
	-	3

VALGOLD RESOURCES LTD.

(an exploration stage company)
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS
(Unaudited - prepared by management)

	Three Months Ended October 31 2003	Twelve Months Ended July 31 2003
Manitoba Properties		
Acquisition costs		
Balance, beginning of period	46,001	1
Incurred during the period	-	46,000
Balance, end of period	46,001	46,001
Exploration and development costs		
Geological	4,908	16,910
Site activities	-	37
Incurred during the period	4,908	16,947
Balance, beginning of period	14,974	-
Balance, end of period	19,882	16,947
Write down of mineral property	-	(1,973)
	65,883	60,975
Horseshoe Properties, Stewart, British Columbia		
Acquisition costs		
Balance, beginning of period	-	-
Incurred during the period and balance, end of period	16,900	-
Balance, end of period	16,900	-
Exploration and development costs		
Assays and analysis	1,223	217
Geological	38,123	6,314
Travel and accommodation	16,850	1,167
Incurred during the period	56,244	7,698
Balance, beginning of period	7,698	-
Balance, end of period	63,942	7,698
	80,842	7,698
China		
Exploration and development costs		
Assays and analysis	6,427	-
Geological	29,684	-
Site activities	289	-
Travel and accommodation	8,792	-
Incurred during the period	45,192	-
Balance, beginning of period	-	-
Balance, end of period	45,192	-
Total mineral property interests	$ 665,698	$ 496,950

Schedule A:

See Attached unaudited Consolidated Financial Statements

Schedule B:

1. Analysis of expenses and deferred costs

See consolidated schedule of mineral property interests.

2. Related party transactions

See note 6 to the unaudited consolidated financial statements.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three-month period ended October 31, 2003

Date of Issue	Type of Security	Type of issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
August 6, 2003	Common	Property payment	50,000	$0.29	$15,950	Property payment	Nil
August 27, 2003	Common	Property payment	30,000	$0.33	$9,900	Property payment	Nil
October 8, 2003	Common	Private placement	2,047,000	$0.305	$624,335	Cash and finders' fees	Nil
October 8, 2003	Common	Property payment	52,500	$0.305	$16,013	Finders' fees	Nil
October 10, 2003	Common	Private placement	1,571,000	$0.35	549,850	Cash and finders' fees	Nil

(b) Options granted during the three month period ended October 31, 2003

Nil.

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

100,000,000 common shares without par value.

(b) Issued and Outstanding Capital

17,624,202 shares are issued and outstanding. See note 5 to the unaudited consolidated financial statements.

(c) (i)Stock Options Outstanding

Number of Options	Exercise Price($)	Expiry Dates
1,540,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
640,000	0.25	December 12, 2012
20,000	0.25	July 10, 2008
2,300,000		

(ii)Warrants Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
589,047	0.25	May 29, 2004
117,810	0.21	May 29, 2004
2,229,200	0.40	October 8, 2005
935,400	0.40	October 10, 2004
3,871,457		

Subsequent to the end of the first quarter in fiscal 2003, the property was returned to the optionor and the warrants were cancelled.

(d) Shares in Escrow

Nil.

5. List of Directors and Officers

Frank A. Lang – Chairman and Director
Sargent H. Berner - Director
William J. Witte – Executive Vice President and Director
A. Darryl Drummond - Director
Andrew F.B. Milligan – Director
Stephen J. Wilkinson – President and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

PROJECT REVIEW

Tower Mountain Property, Ontario

The 2003/2004 exploration program has commenced on the Tower Mountain project in the Matawin gold belt of northwestern Ontario. Seven diamond-drill holes totalling approximately 1,500 meters have been completed in November and December 2003. The drilling results may be announced in news releases in January 2004.

Eight areas of overburden stripping or trenching were completed prior to the drilling program. The trenches exposed the bedrock between the U and V showings and on-strike areas to the south west and along the original gold trend.

Manitoba Claims

ValGold entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The Big Claims are entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Palaeozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. A due diligence geophysical survey completed by ValGold suggests that a large magnetic anomaly covered by the property may represent a near flat-lying massive Sulphide target which in the Thompson belt has the potential for nickel + copper + Platinum Group Elements ("PGE") mineralization.

In view of the potential for massive sulphide mineralization, ValGold has staked approximately 30,000 hectares adjoining the Big Claims to the east in a package that measures 20 km by 15 km.

ValGold intends to have the Big Claims and the adjoining staked ground covered by an airborne geophysical survey in order to further define targets for diamond drill testing. The survey will include both magnetic and electromagnetic coverage.

Horseshoe Property

During the three months ended October 2003 ("October 2003") ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada.

Jinzhuang, China

In the October 2003 ValGold entered into an agreement with the town of Jinzhuang in China for the gold bearing mine tailings of the Jinzhuang mining area. The tailings are located at three sites and are the product of over four hundred years of gold mining that dates back to the Ching Dynasty. The local Chinese gold authority estimates that there is approximately 10 million cubic meters of tailings in the three areas.

The agreement, which is subject to regulatory approval, gives ValGold the exclusive right to develop and use the tailings for a period of ten years. Terms of the agreement include consideration of RMB 100 thousand yuan (approximately Cdn$18,000) immediately and an additional RMB 100 thousand yuan upon commencement of commercial production to be paid to the town of Jinzhuang. During the processing of the tailings an additional fee is to be paid to the town in the amount of RMB 1.80 yuan per cubic meter (approximately Cdn$0.17 per tonne) of tailings processed. Once processed, ownership of the tailings reverts back to the town.

The agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements for the years ended July 31, 2003 and 2002, and the notes thereto.

Liquidity, Capital Resources and Capital Expenditures

At October 31, 2003, ValGold's working capital, defined as current assets less current liabilities, was $3,806,594, compared with working capital of $1,860,474 at July 31, 2003 ("fiscal 2003").

During October 2003, ValGold expended $168,751 on the acquisition and exploration of its mineral property interests compared to $47,390 in the three months ended October 31, 2002 ("October 2002"). Expenditures in October 2003 included $29,233 on exploration costs on the Tower Mountain property, $15,950 on the acquisition of the Hunter Mine in Ontario, $4,908 on the Manitoba properties and $56,244 on exploration and $16,900 on the acquisition of the Horseshoe Properties in British Columbia.

ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has agreed to make total cash payments of $32,000 ($7,000 paid) and issue 100,000 common shares (30,000 issued) to the optionor over a 24-month period from the date of regulatory approval. In addition to the above, the Company must also complete exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production.

Subsequent to October 31, 2003, the Company signed an agreement with the town of Jinzhuang, in Guangchou province, China. This agreement gives the Company exclusive right to develop and use the tailings of the Jinzhuang mining area for 10 years, in exchange for a payment of approximately $18,000 immediately, and $18,000 on commencement of commercial production. Production will also be subject to a royalty of approximately $0.17 per tonne of tailings processed. This agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

During the three months ended October 31, 2003, the Company completed a non-brokered private placement for 1,571,000 flow-through units at $0.35 per unit for gross proceeds of $549,850. Each unit is comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole non-flow-through share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.40 for a period of 12 months from the date of closing of the private placement. The Company issued finder's fees to arm's length finders of 7.5% of the gross proceeds raised in the Offering and 149,900 non-transferable finder's fees warrants at a price of $0.40 per share.

A second non-brokered private placement of 2,099,500 units at $0.305 per unit for gross proceeds of $624,335 was also completed during October 2003. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable to acquire one additional share at an exercise price of $0.40 per share for a period of 24 months from the date of closing. Finder's fees of 7% to 7.5% were paid in cash or units. Also, 129,700 non-transferable compensation warrants were issued, equal to

10% of the total number of units placed by certain agents, entitling the holder to purchase one additional common share at an exercise price of $0.40 for a period of two years.

During October 2003 the Company exercised 1,000,000 warrants of Northern Orion Resources Inc. ("Northern Orion") at a price of $2.00 to obtain 1,000,000 common shares. During October 2003, the Company sold 1,000,000 common shares of Northern Orion. Subsequent to October 2003, ValGold sold 1,000,000 common shares of Northern Orion, pursuant to an option agreement entered into on the sale of the shares in fiscal 2003. Proceeds of $2.5 million were received on the sale of the shares, in addition to $200,000 received in fiscal 2003 for the option.

Subsequent to October 31, 2003, the Company completed a non-brokered private placement of 700,000 flow-through units at a price of $0.60 per unit for gross proceeds of $420,000. Each unit consists of one common share, and one-half of one non-transferable, share purchase warrant. Each whole warrant is exercisable for one common share at a price of $0.70 per share expiring December 18, 2004. Finders fees of 7.5% and non-transferable compensation warrants equal to 10% of the total number of flow through units were paid on found placees to two financial institutions.

Subsequent to October 31, 2003, the Company granted 1,000,000 stock options to directors, officers and employees at a price of $0.64 per share, expiring November 14, 2013 and 20,000 stock options at a price of $0.25 were exercised to provide $5,000 to the treasury.

ValGold has no long-term debt outstanding.

Operating Results

ValGold had earnings of $1,034,211, or earnings per share of $0.07 in October 2003, compared to a loss of $145,693, or a loss per share of $0.01 in October 2002.

ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company.

Legal, accounting and audit increased from $4,659 in October 2002 to $9,947 in October 2003. Legal, accounting and audit fees will likely increase throughout the current fiscal year due to the increased regulatory environment. Office and administration costs increased from $82,318 in October 2002 to $100,450 in October 2003. The office and administration costs include wages and an overhead charge for rent, shared office services and other costs related to administration of a public company.

Shareholder communications have increased from $9,105 in October 2002 to $29,597 in October 2003. The Company utilizes the services of two investor relations' consultants. Fees paid to these advisors total $23,790 in October 2003, with no comparative expense in October 2002. Activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have decreased from $424 in October 2002 to $Nil in October 2003. Property investigation costs have decreased from $51,201 in October 2002 to $9,816 in October 2003. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

ValGold is exploring in Canada and China so there are some foreign exchange risks. Foreign exchange losses increased from $5,259 in October 2002 when ValGold was conducting exploration in Canada only to $13,278 in October 2003.

During October 2003 the Company exercised 1,000,000 warrants of Northern Orion at a price of $2.00 to obtain 1,000,000 common shares. During October 2003, the Company sold 1,000,000 common shares of Northern Orion for a gain on sale of $1,199,100 with no comparative gain in October 2002.

As at October 31, 2003, ValGold has capitalized $665,698 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba, Ontario and China.

Risks and Uncertainties

ValGold explores for minerals and has been concentrating its efforts in Canada until its recent acquisition in China. No definitive ore reserves have yet been identified on any of the properties and ValGold is continually evaluating the results from the various exploration programs underway and analyzing future potential.

ValGold has no source of revenue other than interest income earned on cash held in investment accounts, or from the sale of its long-term investments in common shares of other mining companies. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of ValGold's exploration properties in that time frame. All of ValGold's short to medium-term operating and exploration expense must be derived from its existing cash position or external financing; however, ValGold believes it has sufficient capital to fund forecasted levels of operations for at least the next two to three years. Actual funding may vary from that planned due to a number of factors the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent ValGold from receiving additional external financing if required, it would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Outlook

ValGold continues to maintain a good financial position. The Company holds investments in shares of other public companies which may be sold to provide additional working capital if required. Option agreements allow ValGold to continue with exploration programs with minimal dilution of stock and working capital. ValGold is a mining exploration company with no producing properties and consequently has no current mining income or cash flow. ValGold's policy is to capitalize all costs relating to the exploration of mineral properties in which it has an economic interest until such time as projects are deemed to be economically unfeasible, at which time the capitalized costs are written-down or written-off to the current period.

ValGold's geologists will continue to review mineral property proposals for exploration and production prospects as well as other business opportunities.

PRESIDENT'S LETTER



STEPHEN J. WILKINSON
President & CEO







As we forecasted last year, the prices of gold and some base metals have seen resurgence in 2003, leading to higher share prices for mining stocks. To date the improved equities market has principally benefited the senior companies and those junior companies which have exceptional exploration projects. I am pleased to note that your company ValGold, is one whose share price has grown dramatically over the year, gaining almost 350% over the course of the past twelve months.

Clearly our principal strategy of acquiring gold properties which contain recognized but under-explored mineral resources is reaping benefits in terms of our exploration successes, which in turn are reflected in our improving share price.

Exploration work on the Tower Mountain project in north western Ontario during 2003 included the location and sampling of some of the surface showings, trenching over mineralized zones to extend aerial dimensions, and two campaigns of core drilling. The work of sampling and trenching the gold mineralized zones enabled our geologists to reinterpret the structural environment of the U and V zones, ultimatley leading to the identification of these separate zones as a larger single zone of gold mineralization. The third drilling campaign at Tower Mountain was completed during calendar 2003 with results confirming the re-interpretation.

To supplement our stable of gold assets, we have acquired the Hunter Gold Mine in Timmins, Ontario and the Horseshoe project near Stewart, British Columbia. Both of these significant properties contain known zones of gold mineralization in mining camps which have a tradition of profitable long-term operations.

The addition of the Hunter Gold Mine is an asset to the Company in that it is an excellent opportunity to explore and expand an advanced project. The Hunter Gold Mine is reportedly the first gold property staked in the Timmins area with the discovery of gold-bearing quartz veins on the eastern shore of Porcupine Lake in 1907. Over the years the mine saw only limited production and the project languished until 1986 when Wabigoon Resources reported that the primary gold zone had been intersected in seven drill holes at a depth of approximately 150m over a length of 285m, with an average cut gold grade of 10.3 grams per tonne (0.30 ounces per ton) across an average width of 1.3m.

ValGold's other Canadian projects, the Manitoba nickel + copper + platinum properties and the Horseshoe gold claims in the Stewart area of British Columbia combine to make a very strong portfolio of mineral assets. Each property will be explored during 2004 and the Company looks forward to reporting on the results of the exploration work.

On November 13, 2003, ValGold announced that it signed an Agreement with the Jinzhuang Township People's Government, Fengkai Country in China to develop and use the gold bearing mine tailings of the Jinzhuang mining district for a period of 10 years. It is also ValGold's intent to develop a processing flow sheet for the potential gold recovery and if warranted, install a pilot plant to test the grade and recoverability of gold. If successful, ValGold could be one of the first Canadian mining companies to acquire, test and put a gold plant into production, in China.

In conclusion, we believe that ValGold is very well positioned to internally fund a number of significant exploration projects. Your board is confident that the Company stands to benefit greatly due to our screening for projects of merit together with the technical and financial acumen of our staff.

2004 is promising to be a most interesting year.

Sincerely,

Stephen J. Wilkinson
President & CEO



MINERAL PROPERTIES

JINZHUANG MINING DISTRICT | CHINA

In November 2003, ValGold signed an Agreement with the town of Jinzhuang, located in Fengkai County, Guangdong Province, in southeastern China. The agreement gives ValGold the exclusive right to develop and use the gold bearing mine tailings in the district for a period of 10 years.

The tailings are located at three sites and are the product of over four hundred years of gold mining dating back to the Ching Dynasty. The local Chinese gold authorities have estimated that there are approximately 10 million cubic meters (equivalent to approximately 17 million tonnes) of tailings in the three sites. The Jinzhuang mining district is accessible by paved highway with secondary gravel roads within the area. In addition, most of the tailings are accessible by motorized water barge that can transport personnel and equipment along a 2 kilometer long hydroelectric plant reservoir.

ValGold representatives visited the Jinzhuang district on several occasions during 2003 to confirm surface dimensions of the tailings and conduct tailings sampling in the three site areas. Initial sampling has indicated that much of the tailings average approximately 1.2 g/t gold. Sampling was primarily of surface, or near-surface, tailings to a depth of 2m using a hand auger.


Local miners' shaker table.


Tailings area in the Jinzhuang mining district.

ValGold negotiated the Jinzhuang agreement with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

ValGold, in conjunction with its corporate advisor in China, has been investigating other opportunities for additional acquisitions within the Peoples Republic of China. The focus has been on acquiring properties with the potential for the development of significant gold resources.


Jinzhuang
CHINA
International boundary
Province-level boundary
National capital
Province-level capital
Railroad
Road
South China Sea

ValGold is conducting metallurgical tests to determine the most effective method for material handling and gold recovery. Commencing January 2004, the Company intends to conduct a more comprehensive drill program of the tailings areas which will provide an average grade and recoverable volumes of the tailings. The initial budget for the Jinzhuang tailings project has been set at approximately US$500,000 and will fund the metallurgical testing and a drilling program in 2004.

As consideration for the Jinzhuang agreement, ValGold paid the town of Jinzhuang RMB 100 thousand yuan (approximately CAN $18,000) and will be required to pay an additional RMB 100 thousand yuan upon commencing commercial production. During the processing of the tailings, an additional fee is to be paid to the town in the amount of RMB 1.80 yuan per cubic meter (approximately CAN $0.17 per tonne) of tailings processed. Once processed, ownership of the tailings reverts back to the town of Jinzhuang.


ValGold President Stephen Wilkinson signs Agreement with Jinzhuang Township People's Government, Fengkai County.

HUNTER GOLD MINE ▲ ONTARIO

In July 2003, ValGold signed an option agreement with Wabigoon Resources Ltd. of Toronto, Ontario, to acquire 100% interest in the Hunter Gold Mine. The Hunter mine is located in the Timmins Mining Camp, on the eastern shore of Porcupine Lake in southwesern Ontario. The property adjoins the famous Dome Mine along its east boundary and consists of seven contiguous patented claims and one staked claim in the Third concession, Lots 9 and 10 in Whitney Township, Ontario.

The Hunter mine was originally staked in 1907 and over the next few years two wild fires substantially destroyed the mine surface facilities. The operational hiatus caused by the First World War also delayed the initial construction at the mine site. However, a shaft was ultimately advanced to a depth of about 750 feet and six mining levels were established. Mining in 1938 to 1940 produced 10,000 tons of development muck and stoped ore, from which approximately 1,400 ounces of gold were recovered. Unfortunately, the mine was forced to shut down in 1940 with World War II underway. After the war, the project operators were unable to attract any funding and the project languished. In 1983, Wabigoon acquired the project and over the following four years completed a program of 27 surface and underground diamond drill holes, as well as mapping and sampling of the underground workings. The drilling intersected a 285 meter long zone that was reported in 1986 to average 10.3 g/t gold across an average width of 1 to 3 meters.

Under the terms of the agreement, ValGold will make cash payments of $50,000 and issue 325,000 common shares to Wabigoon over a five-year period and must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period following regulatory approval of the agreement.

ValGold has to date re-established the Hunter property surface grid to facilitate the location of old drill holes and mapped the lakeshore outcrops. Once Porcupine Lake has frozen over, expected in January 2004, a 3,000m drill program will be initiated.

HORSESHOE ■ BRITISH COLUMBIA

The Horseshoe gold-silver property, located approximately 16 kilometers southeast of Stewart, BC, was acquired in August 2003. This property was visited in July and August 2003. Preliminary assessment work consisted of reconnaissance scale mapping, prospecting, sampling numerous mineralized surface exposures and adits and completing two lines of IP geophysical survey across the stratigraphy. To date, three zones of gold-silver mineralization have been identified within strataform, siliceous sulphide-rich beds. Results of this initial survey were encouraging and further work is planned for 2004.




CANADA

TOWER MOUNTAIN ● ONTARIO

In 2002, ValGold entered into an option agreement to earn 100% interest in the Tower Mountain gold property In northwestern Ontario. The Tower Mountain property, initially consisting of 49 mineral claims, is located immediately south and west of the Trans-Canada Highway, 40 kilometers west of Thunder Bay in the Matawin Gold Belt. Under the terms of the agreement, ValGold can earn its interest by making cash payments of $220,000 ($40,000 paid as at October 31, 2003) and completing $1,000,000 in exploration expenditures on the property over a period of four years. The property is subject to a 2.5% net smelter returns royalty, which may be reduced to 1.5% by payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable to the optionor starting sixty months following regulatory approval and ending on commencement of production.

In February 2003, ValGold entered into an option agreement to acquire two Freehold Parcels, located in the Township of Conmee, Ontario. The two Freehold Parcels include both surface and mineral rights for an aggregate area of 313 acres, covering 160 acres of strategic lands between and connecting the Tower Mountain and Bateman Lake claims. The Tower Mountain property now consists of 55 claims (82 units) plus three Freehold Patents totaling roughly 3,562 acres (1,442 hectares), the Bateman Lake property, comprised of 36 units totaling approximately 1,400 acres (9,570 hectares) and the two Freehold Parcels noted above. In total, the land position comprises 5,435 acres (2,204 hectares) and affords ValGold coverage of 8 km of favorable geology in the Matawin Gold Belt.

During 2003, ValGold continued its Tower Mountain exploration program consisting of overburden stripping and trenching in eight areas and core drilling 1,100m in five holes. Results of this drill program (published on June 19, 2003) were very encouraging and a third phase of drilling, consisting of six holes totalling 1,500m, was completed in late November 2003. Assay results of this drill program are expected to be available in early 2004.

STEPHENS NICKEL BELT ● MANITOBA

In February 2003, ValGold entered into an option agreement to acquire 70% interest in the Big Claims property located 90 km east of Gillam, Manitoba in February, 2003. The property holds the potential for massive sulphide mineralization and ValGold subsequently staked an area of approximately 30,000 hectares to the east adjoining the Big Claims property. ValGold intends to have the Big Claims and the adjoining staked ground flown with an airborne geophysical survey in order to further define targets for diamond drilling in 2004.

CASH & INVESTMENTS

Unlike most junior mining companies, ValGold may be valued principally on its cash and near cash investments. ValGold holds investments in other public companies which are outlined in the adjacent table. In terms of working capital, as of November 30, 2003, ValGold has a value of approximately $4.85 million or $0.275 per share.

Company	Trading Symbol	Type of Shares	Number Held	Recent Price *December 2003*	Asset Value
Northern Orion Resources Inc.	NNO	Common	833,333	$3.170	$2,641,666
Northern Orion Resources Inc.	NNO	Warrants	50,000	-	121,000*
Sultan Minerals Inc.	SUL	Common	665,000	0.220	146,300
Cream Minerals Ltd.	CMA	Common	135,000	0.490	66,150
Manhattan Minerals Corp.	MAN	Common	50,000	0.365	18,250
Emgold Mining Corporation	EMR	Common	400,000	1.300	520,000

* Net of exercise price

On a per share basis, ValGold's value is about $0.47 in liquid investments.

On December 12, 2003, VAL shares closed at $0.475.

MANAGEMENT

STEPHEN J. WILKINSON, *President, CEO and Director*

Mr. Wilkinson is a mining executive, corporate director and business consultant, prior to joining ValGold he was President, CEO and Director of Northern Orion Resources Inc. Previously he was a mining analyst for RBC Dominion Securities Inc., responsible for small capitalization gold and base metal companies.



FRANK A. LANG, *Director and Chairman*

Mr. Lang has been involved in the operation and financing of junior resource companies for over 30 years. He has been directly associated with several discoveries, including the Belmoral Gold Mine, the Golden Giant Mine and the associated South Zone deposit, the Beacon Mine and the Sleeping Giant Mine.



WILLIAM J. WITTE, *Executive Vice President and Director*

Mr. Witte brings more than 28 years of mining engineering, business, and entrepreneurial experience to ValGold. His mining and engineering experience is extensive, covering mine exploration, process research, development and operations. Mr. Witte is currently President & CEO of Emgold Mining Corporation and a director of other private and public companies.



SHANNON M. ROSS, *CFO and Corporate Secretary*

Ms. Ross has more than 25 years of accounting and financial management experience. She began her career in public practice, moved to the mining industry as an internal auditor for the mining giant, Cominco Ltd., and has served as controller and chief financial officer for several mining companies before joining ValGold.



ARTHUR J. TROUP, *Vice President Exploration*

Mr. Troup has 30 years experience in the mining industry throughout the world, including working for Rio Algom Exploration, Teck Corporation, Canada Nickel Corporation, Placer Dome Canada Limited and the Geological Survey of Canada. He is currently President & CEO of Sultan Minerals Inc.



ANNUAL REPORT 2003



CORPORATE INFORMATION

Suite 1400 - 570 Granville Street
Vancouver, British Columbia
Canada, V6C 3P1
Phone: (604) 687-4622
Fax: (604) 687-4212
Toll-Free: 1-888-267-1400
E-mail: info@valgold.com
Website: www.valgold.com
COAL HARBOR COMMUNICATIONS INC.
Phone: (604) 662-4505
Toll-Free: 1-877-642-6200

COMPANY STATISTICS

Trading Symbol:	VAL - TSX Venture
	VALGF - Other OTC
52-week price range:	$0.17 - $0.70
Shares Outstanding:	17,624,202
Fully Diluted:	24,795,659
Market Capitalization:	$8,371,496
(as of December 12, 2003)	

DIRECTORS & OFFICERS

Stephen J. Wilkinson	President, CEO & Director
Frank A. Lang	Chairman & Director
William J. Witte	Executive VP & Director
Sargent Berner	Director
Darryl Drummond	Director
Andrew F. B. Milligan	Director
Shannon M. Ross	CFO & Corporate Secretary
Arthur G. Troup	VP Exploration